SYMS CORP
ONE SYMS WAY
SECAUCUS, NEW JERSEY 07094

March 23, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-Q for the Quarter Ended November 27, 2010
Filed January 6, 2011

Current Report on Form 8-K
Filed June 24, 2009

Definitive Proxy Statement on Schedule 14A
Filed June 1, 2010

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant”) in connection with the comment letter emailed by the Staff to the Registrant on February 23, 2011.  The Registrant seeks approval for an extension of the time to respond to the comment letter to April 6, 2011, ten business days after the initial extension date of March 23, 2011.

The Registrant has been working diligently to respond to the comments. However, given the importance to the Registrant of the issues raised, the impact that the responses will have on future filings and the need to coordinate the responses with our Audit Committee, our auditors and our outside counsel, the Registrant believe the additional time is necessary to assure appropriate responses.

Kindly contact the undersigned if you would like to discuss this letter.

Very truly yours,

SYMS CORP

By:	/s/ Seth Udasin
Name: Seth Udasin
Title: Chief Financial Officer

cc:	Syms Corp
Laura Brandt, Esq.

Lowenstein Sandler
Peter H. Ehrenberg, Esq.